vodafone

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549
USA

18 February 2002
Ref: IR/ L0057.-

Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

Dear Sir Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purspose that the company is subject to the ACT.

Yours truly,

Dimitris Tsorbatzoglou
Head of Investor Relations

Enclosures:
- Panafon SA Extraordinary General Meeting Press Release
- Documents relevant to the completion of the merger of Panafon S.A with NextNet S.A

44 Kifisias Av., 151 25 Maroussi, Greece
Tel.: (+30) 10 61 60 000, Fax: (+30) 10 61 60 001

PRESS RELEASE

18 February 2002

Extraordinary Shareholders General Meeting:

Approval for the change of name

Panafon Hellenic Telecommunications Company S.A. announces that its shareholders extraordinary general meeting, held Monday 18 February 2002, approved the change of legal name to Vodafone - Panafon Hellenic Telecommunications Company S.A and distinctive title to Vodafone - Panafon, with the amendment of article 1 of the Company's Articles of Association. The company's brand name will remain Vodafone as has previously been announced. This change is subject to final approval from the Ministry of Development.

Speaking at the EGM, CEO Mr. George Koronias said, "The change in the company's legal name completes the rebranding process that started with the change of the commercial brand. This change is in line with Vodafone Group's global strategy: to make its brand name among the 10 most recognisable brand names in the world."

This change reflects the success of the company's commercial strategy and signifies the beginning of a new era for the company's operations in Greece under the brand name: Vodafone.

Vodafone Group has a presence in 28 countries worldwide with more than 100 million proportionate customers. Vodafone's successful operation is based on the vision to be the leading mobile telephony company worldwide, bringing more services and more value to more people than ever before.

The EGM approved the signing of the license agreement with Vodafone Group Plc for the use of the brand name Vodafone.

The EGM also approved the granting of new share options ("GEM OPTIONS") by Vodafone Group Plc to the employees of the company.

--Ends--

Shareholders invitation for the convocation of an Extraordinary General Meeting of the Societe Anonyme under the name "PANAFON Hellenic Telecommunications Company S.A"

Following the Board of Directors resolution of November 2nd 2001, and according to the Greek Law 2190/20 for limited companies and the Company's Articles of Association, Panafon S.A. Shareholders are invited to attend the Extraordinary General Meeting, which will take place on Monday 26th of November 2001, at 11.00h, at the cinema «VILLAGE ROADSHOW GREECE S.A.», Hall No 6, located at 4, Granikou & Fragoklissias, Marousi, with the following items of the Agenda:

Items of the Agenda of the Extraordinary General Meeting of the Shareholders of PANAFON S.A.

1. Approval of the Contract and the Deed for the merging by absorption of the company "PANAFON MULTIMEDIA S.A." by the company "PANAFON S.A.", and approval of the provisional financial statement of 30/06/2001, as well as, granting of authorization to a representative for the signing of the deed and any other necessary documents for the completion of the above merging.
2. Approval of the Contract and the Deed for the merging by absorption of the Company "NEXTNET S.A." by the company "PANAFON S.A.", and approval of a) the provisional financial statement of 30/06/2001, b) the Report of the Board of Directors, c) the audit and valuation certificates, as well as granting of authorization to a representative for the signing of the deed and any other necessary documents for the completion of the above merging.
3. Increase of the Company's share capital a) by the amount of the contributed capital due to the aforementioned merger with NEXTNET S.A. by deducting the amount equal to the nominal value of the shares owned by PANAFON S.A., and b) by capitalisation of part of the retained earnings, for the rounding up of the nominal value of the shares and the conversion of the share capital in Euro.
4. Amendment of the art. 5 of the Company's Articles of Association, following the aforementioned increase of its share capital.
5. Realisation of fractional rights on new shares and settlement of Stock Exchange issues.
6. Approval of the actions and statements of PANAFON's members of the Board of Directors, its employees and proxies, concerning the merging by absorption of PANAFON MULTIMEDIA S.A. by PANAFON.
7. Approval of the actions and statements of PANAFON's members of the Board of Directors, its employees and proxies, concerning the merging by absorption of NEXTNET S.A. by PANAFON.
8. Authorization to the Board of Directors in order to proceed with all the necessary actions for the completion of the merging.
9. Approval of the amendment of the loan agreement between PANAFON and one of its founders VODAFONE GROUP PLC.
10. Announcements and other relevant items.

Shareholders and / or their authorised attorneys in order to have the right to vote at the Extraordinary General Meeting must, according to the Greek Law and the Company's Articles of Association, declare the number of the dematerialized shares that they wish to bind, to the dealer of their account (Security house, or the Greek Central Securities Depository in the case that they have deposited their shares with it), and acquire a receipt verifying the binding of their shares five (5) days before the Extraordinary General Meeting, and must deposit their proxies with the Company within the same deadline.

Note: Shareholders that have dematerialised their shares will be accepted at the Extraordinary General Meeting, only if they provide receipts verifying the binding of their shares that were issued in due time (5 days, before the EGM).

vodafone

DRAFT OF CONTRACT FOR THE MERGER BY ABSORPTION OF A SOCIETE ANONYME.

Today, 20th July of the year 2001, in Marousi,

BY AND BETWEEN
The Societe Anonyme, under the name **"PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA"**, with registered offices in Marousi Attiki, at 44, Kifissias Avenue, and number of Registy of Societe Anonymes is 26089/06/B/92/01, legally represented by Mr. George Koronias who has been authorized for the signing of the present contract by virtue of the Minutes the company's Board of Directors, dated 20/7/2001, hereafter shall be called "**The Absorbing Company**" and

The Societe Anonyme under the name **"NEXTNET SOCIETE ANONYME PROVISION OF TELECOMMUNICATION SERVICE- VENDING AND INSTALLMENT OF EVERY KIND OF TELECOMMUNICATION EQUIPMENT"** with registered offices in Glyfada, Attikis, at 187, Vouliagmenis Ave. and registered number of Registry of Societe Anonymes 29310/06/B/93/03, legally represented by Mr. Andreas Korasidis, who has been authorized for the signing of the present contract by virtue of the Minutes of the Board of Directors dated 20/7/2001, hereafter shall be called "**The Absorbed Company**"
Declare the following:

a) The Boards of Directors of the contracting parties of the aforementioned companies came to negotiations in regard with the merger by acquisition of the latter by the former, considering this merger to be expedient and beneficial for the shareholders, the clientele and the employees of these companies, due to the unification of the respective business activities of the companies being merged, which will result to the expansion of their activities, their uniform and flexible administration, significant reduction of their running expenses and costs, upgrade of the services provided and consequently the improvement of their financial results.
   The merger will further enhance the effectiveness of management through a unified administration and the exploitation of the high-quality executives of the companies being merged, and it is another step to the realization of the developing strategy of "PANAFON SA" for a unified network for the promotion of its services, which must respond to the needs of a fast developing market with a variety of new high quality services.

b) The contracting companies declare that they both have knowledge of the exact size of the assets of each other based on the Transitional Balance Sheet and the Financial Statements of 30th June 2001, which have been drafted according to

the provisions of L. 2166/93 and L. 2190/1920 and the Report concerning the companies' property drafted by the Auditors' company under the name "COOPERATING AUDITORS – Auditors Limited Company" and specifically by the Auditor, Mr. Gregorios Stamatis.

c) The Absorbing Company's share capital amount to fifty nine billions, twenty millions nine hundred sixty six thousand seven hundred fifty eight (59,020,966,758) GRD fully paid up and is divided in five hundred thirty four millions one hundred twenty six thousands three hundred ninety six (534,126,396) ordinary registered shares, of nominal value one hundred ten point five thousand (110,5000) GRD each.

d) The Absorbed Company's share capital amount to one billion seventy-five millions (1,075,000,000) GRD fully paid up and is divided in ten millions seven hundred and fifty thousands (10.750.000) ordinary registered shares, of nominal value one hundred (100) GRD each.

Already, in view of the above, the aforementioned contracting companies, have formed this draft of a Merger Contract by Acquisition, according to Regulatory Law 2166/93 in combination with the provisions of the Regulatory Law 2190/1920 concerning societe anonymes, which is as follows:

1. Absorbing Company is the societe anonyme, under the name **"PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA"**, with registered offices are in Marousi Attiki, at 44, Kifissias Avenue, and the register number of the Societe Anonymes Registry is 26089/06/B/92/01 and Absorbed Company is the societe anonyme, under the name **"NEXTNET SOCIETE ANONYME PROVISION OF TELECOMMUNICATION SERVICES PROVISION VENDING AND INSTALLMENT OF EVERY KIND OF TELECOMMUNICATION EQUIPMENT"** with registered offices in Glyfada, Attiki, at 187, Vouliagmenis Ave. and the register number of Societe Anonymes Registry is 29310/06/B/93/03.
2. The Absorbing Company will not issue new shares in ratio to the percentage of its participation in the share capital of the Absorbed Company, which is twenty point ten per cent (20,10%), due to the fact that the right for issuing new shares according to the above percentage is written-off due to the merger by acquisition, pursuant to the provisions of articles 16 and 75 par. 4 of Law 2190/1920 since the Absorbing Company owns the percentage of twenty point ten per cent (20,10%), that is equal to the two million one hundred sixty thousand eight hundred seventy nine (2,160,879) of the shares of the Absorbed Company. The two million one hundred sixty thousand eight hundred seventy nine (2,160,879) shares of the Absorbed Company, equal to 20,10% of the share capital, and owned by the Absorbing Company, will be cancelled upon the completion of the merger as having no value anymore.
3. The Capital of the Absorbing Company and the respective subscriptions from the merger, due to the exchange ratio of the shares, per par. 5 and the

cancellation, due to amalgamation, of the two million one hundred sixty thousand eight hundred seventy nine (2,160,879) shares of the Absorbed Company, which belong to the Absorbing Company, (of overall nominal value 216,087,900 GRD), will be as follows, and the share capital of the Absorbing Company will be increased with a modification of the respective article 5 of its Articles of Association as follows:
The share capital of the Absorbing Company amounting to fifty nine billions twenty millions ninety sixty-six thousands seventy hundred fifty eight GRD (59,020,966,758) is increased upon completion of the merger by the amount of the share capital of the Absorbed Company, amounting to one million seventy-five millions GRD (1,075,000,000). However, because the Absorbing Company owns 2,160,879 shares of the Absorbed Company of nominal value 100 GRD each, and in total two hundred and sixteen million eighty seven thousand nine hundred GRD (216,087,900), which are cancelled due to amalgamation, the share capital of the Absorbing Company will be increased eventually due to the merger by eight hundred fifty eight million nine hundred and twelve thousands one hundred GRD (858,912,100) (namely: 1,075,000,000 – 216,087,900) and will amount to fifty nine billions eight hundred seventy nine millions eight hundred seventy eight thousands eight hundred fifty eight GRD (59,879,878,858).
Pursuant to international standard valuation methods amongst which: a) an analysis of indices of comparable companies and transactions in Greece and abroad, b) the method of capitalization of profits c) the stock exchange company value, the value ratio between the Absorbing and the Absorbed companies was estimated by the Boards of Directors of the merging companies, to be 46,4496054561394000 to one (1) respectively. However, the above value ratio (46,4496054561394000 to 1) of the Absorbing Company and the Absorbed one after the writing-off of the participation of the Absorbing Company in the Absorbed Company due to consolidation and therefore after the cancellation of the 2.160.879 shares of the Absorbed Company, which belong to the Absorbing Company, comes to be 58.13554828875950000 to one (1) respectively.
The above value ratio was deemed reasonable and fair according to the ratio assignment Report of the values of the merging companies, which was elaborated by the "KPMG KYRIAKOU CONSULTANTS SA", with distinctive title "KPMG SA", and specifically by the certified auditor Mr. Giagos Charalambous.

Given that the mutual intention of the merging companies is:

a) The number of the shares owned by the shareholders of the absorbing company will remain as it is, namely 534.126.396, and will be divided to the shareholders of the absorbed company 534.129.396 (543.314.000 x 58,13554828875950000:59,13554828875950000) ordinary registered shares and to the shareholders of the absorbing company 9.187.604 (543.314.000 x 1: 59,13554828875950000) ordinary registered shares.

b) The nominal value of the absorbing company will be specified equal to 0,33 Euro, which is 112,4475 drs, the share capital of the absorbing company will raise further for one billion two hundred fourteen million four hundred twenty two thousand one hundred fifty seven (1.214.422.157) drs with capitalisation of the respective amount from the remaining profits anew, of the accounting period 1-4-2000 to 31-3-2001. Thus the capital stock of the Absorbing Company will eventually amount to sixty one billion ninety four million three hundred one thousand fifty five drs (61.094.301.015) or one hundred seventy nine million two hundred ninety three thousand six hundred twenty Euro (179.293.620) common registered shares and will be divided to five hundred forty three million three hundred fourteen thousand (543.314.000) common registered shares, of nominal value of par value 112,4475 or 0,33 Euro each.

Following the above a fair and logical exchange ratio of the 543.314.000 shares of the absorbing company after the conclusion of the merger will be divided: a) for the shareholders of the absorbing company the numerical ratio 1:1 meaning that each shareholder of the absorbing will exchange 1 ordinary share of nominal value 110,50 drs with one ordinary share of nominal value 112,4775 drs or 0,33 Euro and b) for the shareholders of the absorbed company, the numerical ratio 1:1,0696791907, meaning that each shareholder of the absorbed company (except of the shareholders of Panafon S.A.) will exchange 1 ordinary share that owns with 1,0696791907 ordinary registered share of the absorbing company of nominal value 112,4775 drs or 0,33 Euro.

4. Taking into account the entry of the decision approving the merger in the Limited Companies Register according to article 75 par. 1 of the Law 2190/1920, as currently in force, the Absorbing Company will take legal actions so that the new shares (dematerialized securities), which will be issued due to the increase of the share capital that will derive from the absorption of the property of the Absorbed Company as it is determined in detail in par. 5 of this contract, will get properly credited to the securities accounts of the shareholders of the Absorbing Company and the Absorbed Company.
5. Upon completion of this merger, the Absorbed Company will be desolated without a liquidation procedure to follow and its shares will be cancelled.
6. The entirety of its property (assets and liabilities), as shown in the Balance Sheet dated 30/6/2001, will be transferred to the Absorbing Company as being data of Balance Sheet. Moreover the movables, machinery, cars, trademarks, domain names, leasing contracts, subleases and rights of any kind, licenses, classifications under any expansion laws, motives, contracts of any kind, its participations in other companies, as well as the claims and demands of the Absorbed Company.

   The Absorbing Company undertakes and accepts with the present contract, but also by virtue of law, the entirety of the obligations and liabilities of the

Absorbed Company, and so upon completion of the merger there will be a legitimate transfer, equal to complete succession.

7. It is agreed upon that the new shares, which will be credited to the shareholders of the Absorbed Company according to the law, will provide a right of participation in the profits of the Absorbing Company from the fiscal year 2001 –2002.
8. From 1/7/2001 and thereafter, all actions of the Absorbed Company are considered as done on behalf of the Absorbing Company, and their amounts will be transferred with a consolidated entry in the books of the Absorbing Company according to the provisions of L.2166/93. From that same date the financial results that will derive until the completion of the merging are in favor or encumber the Absorbing Company.
9. There are no shareholders of the Absorbed Company who have any special rights, nor are they holders of any other securities except of shares.
10. No special privileges for the members of the Boards of Directors and the regular auditors of the merging companies, are provided by their Articles of Association or the decisions of the General Meetings of their Shareholders, nor are such privileges granted to them by this contract of merger by acquisition.
11. The merger provided in this Merger Contract will be regulated by articles 1-5 of L.2166/1933 and the provisions of articles 69-77 of Law 2190/1920, as currently in force.
12. The description of real estates, machinery, cars, fixed assets etc. that are transferred to the Absorbing Company, as well as the lease contracts of its branches, and the participations of the Absorbed Company in other companies, will be concluded with the Public Notary's merging deed.

In witness of the above agreed herein, the contracting companies signed, through their legal representatives, this Merger Contract by Acquisition in five (5) identical copies, and, each one of them got one copy, and the rest will be submitted to the competent Supervising Authority, pursuant to the law.

Marousi, 20/07/2001

THE CONTRACTING PARTIES

ON BEHALF OF PANAFON SA	ON BEHALF OF NEXTNET SA
George Koronias	Thomas Papaspyrou

vodafone

Article 2
Object

1. The object of the Company is:

(1) the establishment and operation of cellular mobile radio telephone systems and the research, planning, establishment and operation of telecommunication system ("Systems")

(2) the supply of and/or the trade in equipment etc. used in connection with the Systems;

(3) the establishment and operation of units supporting the Systems;

(4) the provision of telecommunication services and value added services by means of the Systems, as well as the provision of consulting and training services in relation to the planning, establishment and operating of telecommunication systems of various technologies;

(5) the supply, trade and distribution of telephone devices, any kind of computers, telecommunications equipment and sound, visual and data transmission networks, as well as, communication products, spare parts and equipment that are used in connection with the supply of the above mentioned telecommunication services, as also the development, production and distribution of software related to the above mentioned.

(6) the development, production and exploitation of software related to telecommunications; and

(7) the supply of establishment, repairing and technical support services in connection with the above mentioned products in general.

2. In order to attain the above object the Company may:

(a) participate in any company or business of whichever form, already incorporated or to be incorporated, domestic or foreign, having the same, identical or similar object of whichever corporate type. Absorb any similar personal business or company of any kind or participate in any existing or to be established company.

(b) collaborate in any way with any natural person or legal entity.

(c) establish branch offices or agencies anywhere, either within the country or abroad.

(d) represent related object firms either domestic or foreign.